UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-157521

NORTHERN ILLINOIS GAS COMPANY
(doing business as NICOR GAS COMPANY)
(Exact name of registrant as specified in its charter)

1844 Ferry Road
Naperville, Illinois 60563
(630) 983-8888
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

First Mortgage Bonds
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 91

Pursuant to the requirements of the Securities Exchange Act of 1934, Northern Illinois Gas Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NORTHERN ILLINOIS GAS COMPANY
Date: January 22, 2013	By:	/s/ Paul R. Shlanta
Paul R. Shlanta Executive Vice President and General Counsel